MANAGEMENT INFORMATION CIRCULAR

As at April 26, 2017
unless otherwise noted

==============================================

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“Canarc” or the “Company”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on June 2, 2017 at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of Canarc at nominal cost. Canarc may also retain the services of a proxy solicitation agent. The cost of any solicitation will be borne by Canarc.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of Canarc (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of Canarc’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR
(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

To be valid, a form of proxy must be dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing. In the case of a corporation, the form of proxy must be signed by a duly authorized officer of or attorney for the corporation.

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The completed form of proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, or by following the procedure for Internet voting provided in the accompanying form of proxy, no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment(s) or postponement(s) thereof.

REVOCATION OF PROXIES

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing that is signed by the Registered Shareholder, the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a corporation, a duly authorized officer or attorney of the corporation and delivered to the office of Computershare Investor Services Inc. by mail, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by fax: within North America: 1-866-249-7775, outside North America: 1-416-263-9524, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chairman of the Meeting or any adjournment(s) or postponement(s) thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the common shares (the “Common Shares”) of the Company represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Share will be voted or withheld from voting on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND APPPINTMENT OF AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, the management of Canarc knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Canarc are “non-registered” shareholders because the Common Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant.

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Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to Canarc are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to Canarc are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, Canarc has elected to send the Meeting Materials to you directly, Canarc (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. OBO’s will not receive the Meeting Materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is used instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by Canarc or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her/its behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The board of directors (the “Board”) of Canarc fixed April 26, 2017 as the record date (the “Record Date”) for the determination of the shareholders entitled to vote at the Meeting. Only the holders of Common Shares of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.

Canarc is authorized to issue an unlimited number of Common Shares without par value, of which 221,308,478 Common Shares are issued and outstanding as of the Record Date

To the knowledge of the directors and executive officers of Canarc, there are no persons or companies beneficially owning, directly or indirectly, or exercising control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of Canarc as at April 26, 2017.

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INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting:

(a)	any director or executive officer of Canarc at any time since the commencement of Canarc’s last completed financial year;
(b)	any proposed nominee for election as a director of the Company; and
(c)	any associate or affiliate of any of the foregoing persons.

Appointment And Remuneration Of Auditor

The management of the Company will nominate Smythe LLP, Chartered Professional Accountants, of 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Election of Directors

Advance Notice Policy

The Company adopted an advance notice policy (the “Advance Notice Policy”) on June 25, 2013, which Advance Notice Policy was attached as Schedule “A” to the Company’s 2014 Management Information Circular. The Advance Notice Policy was adopted by the Board and ratified, confirmed and approved by the Company’s shareholders at the Company’s Annual General Meeting held on June 26, 2014. The Advance Notice Policy remains in full force and effect and is available for viewing on SEDAR at www.sedar.ca. Any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on May 2, 2017. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The Board presently consists of four directors and it is intended to elect four directors for the ensuing year. Shareholders will therefore be asked to approve an ordinary resolution to set the number of directors at four. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

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The following information concerning the respective nominees has been furnished by each of them:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and, if not an Elected Director, Principal Occupation, Business or Employment During the Past Five Years(1)	Period as a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly or over which Direction or Control is Exercised(2)
Bradford J. Cooke Chairman and Director British Columbia, Canada	Chairman and Director of Canarc; and CEO and Director of Endeavour Silver Corp.	since January 22, 1987	8,268,580
Leonard Harris(3)(5) Director Colorado, U.S.A.	Retired.	since May 30, 2001	2,074,290
Martin Burian(3)(4) Director British Columbia, Canada	CFO of Cap-Ex Iron Ore Ltd.; Director of Atlas Cloud Enterprises Inc.; and Director of Elysee Development Corp.	since November 1, 2013	24,820
Deepak Malhotra(3)(4)(5)(6) Director Colorado, U.S.A.	President, Resource Development Inc. an international mining consulting company located in Wheat Ridge, CO.	since June 29, 2015	416,667

(1)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.
(2)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.
(5)	Member of Nomination Committee.
(6)	Technical, Environmental, Social and Safety Committee.

Shareholders can vote for all of the proposed nominees for directors of the Company, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company.

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

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(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board adopted a majority voting policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director will be expected to promptly tender a resignation for consideration by the Nomination Committee and the Board. The Nomination Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the Nomination Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination.

The Nomination Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders his resignation pursuant to the majority voting policy may not participate in the recommendation of the Nomination Committee or the decision of the Board with respect to his resignation. The Board will act on the recommendation of the Nomination Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).

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If the Board accepts any tendered resignation in accordance with the majority voting policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until his successor is duly elected, or his earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

Statement Of Executive Compensation

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);
(b)	the Company’s Chief Financial Officer (“CFO”);
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and
(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2016, the NEOs of the Company were Catalin Chiloflischi (CEO), Garry D. Biles (President & Chief Operating Officer) and Philip Yee (CFO).

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2016.

Compensation Discussion and Analysis

During the financial year ended December 31, 2012, the Company established a Compensation Committee comprised of two independent directors. The current Compensation Committee is comprised of Deepak Malhotra and Martin Burian, both of whom are independent directors within the meaning of National Instrument 52-110 Audit Committee and have direct experience in dealing with compensation matters.

Deepak Malhotra holds a PhD in mineral economics and is a metallurgical engineer and mineral economist with over 40 years of experience. He has a wealth of knowledge and experience in metallurgical research, process development for new mineral properties, plant troubleshooting, plant audits, detailed engineering and overall business management. He has worked for over 50 gold projects throughout the world. Mr. Malhorta is President of Resource Development Inc., a mining consulting services company.

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Martin Burian is a Chartered Professional Accountant and Chartered Business Valuator with over eighteen years of investment banking experience. He has a wealth of knowledge and expertise in corporate finance and advisory services, including mergers and acquisitions in mineral exploration and mining. He is currently the CFO of Heffel Fine Art Auction House, CFO of ML Gold Ltd. (formerly, Cap-Ex Iron Ore Ltd.), and a director of Elysee Development Corp. and Atlas Cloud Enterprises Inc. From February 2014 to February 2016, Mr. Burian was CFO and a director of Tinkerine Studio Ltd. Mr. Burian was Managing Director of Investment Banking at Haywood Securities Inc. from 2010 until mid-2013, prior to which he served as President of Bolder Investment Partners from 2009 until its merger with Haywood Securities in 2010. Mr. Burian obtained his CPA and CBV designations while at KPMG and obtained his Bachelor of Commerce from the University of British Columbia in 1986.

The Board is of the view that the members of the Compensation Committee collectively have the knowledge, skills, experience and background to make decisions on the suitability of the Company’s compensation policies and practices.

The Board is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation.

The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies at a similar stage of development as the Company and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2016, were to:

(i)	Attract and retain experienced and talented executive officers; and
(ii)	Encourage value creation by executive officers.

The compensation program is designed to reward performance by the NEO in respect of their duties and responsibilities; to reward the attainment of the goals set for the NEO in conjunction with the strategic plan of the Company and to reward extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded by the Company to the NEOs are cash salary, stock options and/or annual bonuses.

Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the Company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the Company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board for discussion and approvals, without any formal objectives, criteria and analysis due to the current size of the Company and the current stage of its mineral projects.

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Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board for review and approval. Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios, due to the current size of the Company and the current stage of its mineral property. For a description of the Company’s 2013 Incentive Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans”.

Following the year ended December 31, 2016, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year, except as disclosed in this Information Circular.

The NEO’s were not given specific performance goals for the fiscal year ended December 31, 2016.

Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange S&P/TSX Composite Total Return Index Value for the period commencing December 31, 2011 and ending December 31, 2016.

Chart 1 Comparison of Total Shareholder Return on Common Shares
of the Company and the Toronto Stock Exchange Indice
(based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

The share price of the Company has under-performed the S&P/TSX Composite Total Return Index Value for a majority of the five-year period ended December 31, 2016. This is primarily due to the Company being an exploration and development stage company during this period and latterly due to the global economic downturn. The Board does not believe that the under performance of the Company’s shares is reflective of management’s performance, and accordingly, the total compensation of the NEO’s is not based upon how the Company performs in comparison to the S&P/TSX Composite Total Return Index Value.

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Option Based Awards

As stated elsewhere herein, the Company has in place an Employee Incentive Stock Option Plan (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten (10) years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan.

The process by which the Board grants option-based awards to executive officers is:

•	Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.
•	The Board approves base salaries, annual cash incentives and stock options at the same time as it completes the annual compensation review of executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

Compensation Risk Assessment and Mitigation

The Board and the Compensation Committee have considered the implications of the risks associated with the Company’s compensation policies and practices. The Board and the Compensation Committee are responsible for setting and overseeing the Company’s compensation policies and practices. The Board and Compensation Committee do not provide specific monitoring and oversight of compensation policies and practices of the Company but do review, consider and adjust these matters annually. The Company does not use any specific practices to identify and mitigate compensation policies that could encourage a Named Executive Officer or individual at a principal business unit or division to take inappropriate or excessive risks. These matters are dealt with on a case-by-case basis. The Company currently believes that none of its policies encourage its NEOs to take such risks. The Company has not identified any risks arising from its compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There are no restrictions on NEOs or directors regarding the purchase of financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For the financial year ended December 31, 2016, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

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Summary Compensation Table

The compensation paid to the NEOs during the financial years ended December 31, 2016, December 31, 2015 and December 31, 2014 is as set out below and expressed in Canadian dollars:

Name and principal position	Year	Salary(1) ($)	Share-based awards($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation ($)	Total compensation(4) ($)
					Annual Incentive plans(3)	Long-term incentive plans
Catalin Chiloflischi) CEO	2016	$246,067	Nil	$58,146	Nil	Nil	Nil	Nil	$304,213
	2015	$175,652	Nil	$50,993	$35,000(8)	Nil	Nil	Nil	$261,645
	2014	$154,852	Nil	$99,193	Nil	Nil	Nil	Nil	$254,045
Garry D. Biles President and COO	2016	$210,000	Nil	$43,609	$30,000	Nil	Nil	Nil	$283,609
	2015	$214,615	Nil	$64,901	Nil	Nil	Nil	Nil	$279,516
	2014	$207,925	Nil	$63,620	Nil	Nil	Nil	Nil	$271,545
Philip Yee (9) CFO and Vice-President, Finance and Secretary	2016	$108,378	Nil	$21,805	$15,000	Nil	Nil	Nil	$145,183
	2015	$105,048	Nil	$27,815	Nil	Nil	Nil	Nil	$132,863
	2014	$106,273	Nil	$31,810	Nil	Nil	Nil	Nil	$138,083
(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	The amount represents the fair value, on the date of grant and on each vesting date, as applicable, of awards made under the Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with IFRS.
(3)	These amounts include annual non-equity incentive plan compensation, such as severance, bonuses and discretionary amounts for the years then ended.
(4)	These amounts cover all compensation other than amounts already set out in the table for the years then ended December 31, and include directors fees, as applicable, or other stipends related to Board committee fees, if any.
(5)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each officer and director where applicable.
(6)	Mr. Catalin Chiloflischi was appointed CEO effective January 13, 2014. Mr. Chiloflischi received a discretionary annual cash bonus of $35,000 in respect of the financial year ended December 31, 2015.
(7)	Mr. Philip Yee was appointed Secretary of Canarc on December 8, 2015.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2016, for each NEO:

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	Option-based Awards (1)				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Catalin Chiloflischi	1,550,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	500,000	$0.05	January 14, 2019	$15,000	N/A	N/A	N/A
	1,100,000	$0.06	December 8, 2020	$22,000	N/A	N/A	N/A
	1,000,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Garry Biles	1,050,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	1,400,000	$0.06	December 8, 2020	$28,000	N/A	N/A	N/A
	400,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	800,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Philip Yee	600,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	600,000	$0.06	December 8, 2020	$12,000	N/A	N/A	N/A
	300,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	400,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.

Employment Agreements

Messrs. Catalin Chiloflischi, Garry Biles and Philip Yee have entered into employment agreements with the Company. Particulars of their Employment Agreements are set out herein under the heading “Termination and Change of Control Benefits”.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2016, for each NEO:

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Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford Cooke	1,120,000	$13,750	N/A	N/A	Nil
Catalin Chiloflischi	1,250,000	$12,000	N/A	N/A	Nil
Garry Biles	1,170,000	$14,750	N/A	N/A	Nil
Philip Yee	535,000	$6,375	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards

Pension Plan Benefits

The Company does not provide pension plan benefits for its directors, officers or employees.

Termination and Change in Control Benefits

The Company entered into employment agreements which include change of control provisions with each of Catalin Chiloflischi, Garry Biles and Philip Yee, which agreements have been approved by the Board. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2016, the total cost to the Company of related payment to the NEOs is estimated at approximately CAD$1.2 million. Estimated payments to individual NEOs are described below assuming mentioned events have occurred on December 31, 2016.

Catalin Chiloflischi, Chief Executive Officer

On January 10, 2014, an Executive Employment Agreement between the Company and Mr. Catalin Chiloflischi was signed in respect of Mr. Chiloflischi’s capacity as CEO for the Company (the “Prior Agreement”). The Prior Agreement provided for a base remuneration of CAD$150,000 per annum plus a bonus based upon the achievement of performance targets as determined by the Compensation Committee of the Company. Effective June 26, 2014, the parties entered into an Executive Employment Agreement which was amended on December 8, 2015 (the “Chiloflischi Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Chiloflischi’s appointment as the CEO of the Company and that his services and skills may be provided to the Company’s subsidiaries, if any, or other affiliated or related companies or other companies that share office space with the Company, or other companies located on the premises, or their subsidiaries or affiliated or related companies (the “Other Entities”), and that his salary may, in part, be paid by one of those other entities. The Chiloflischi Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Chiloflischi Contract also contains confidentiality provisions of indefinite application. The Chiloflischi Contract provides that, upon termination without cause, Mr. Chiloflischi is entitled to receive approximately CAD$225,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Chiloflischi Contract provides that upon voluntary resignation, Mr. Chiloflischi is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Chiloflischi is entitled to receive approximately CAD$520,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Chiloflischi within the 12 month period prior to the time of termination. The Chiloflischi Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

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Garry Biles, President and COO

Garry Biles initially entered into an agreement dated effective January 23, 2007 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of Garry Biles as V-P, Mining and General Manager, New Polaris in consideration and upon the terms set out in the Prior Agreement, as amended June 1, 2011 and January 1, 2012. Effective June 26, 2014, the parties entered into an Executive Employment Agreement (the “Biles Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Biles’ appointment as the President and COO of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Aztec Metals Corp. or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Biles Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Biles Contract also contains confidentiality provisions of indefinite application. The Biles Contract provides that, upon termination without cause, Mr. Biles is entitled to receive approximately CAD$200,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Biles Contract provides that upon voluntary resignation, Mr. Biles is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$460,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12 month period prior to the time of termination The Biles Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

Philip Yee, CFO, Vice-President, Finance

Philip Yee initially had an employment services arrangement (the “Prior Agreement”) whereby Philip Yee provided the Company with the services of Philip Yee as CFO of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, as amended June 26, 2014, the parties entered into an Executive Employment Agreement (the “Yee Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Yee’s appointment as the CFO and Vice-President, Finance of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp. or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Yee Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Yee Contract also contains confidentiality provisions of indefinite application. The Yee Contract provides that, upon termination without cause, Mr. Yee is entitled to receive approximately CAD$193,500 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Yee Contract provides that upon voluntary resignation, Mr. Yee is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board. In the event of a resignation or termination within 6 months of a change in control, Mr. Yee is entitled to receive approximately CAD$223,500 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Yee within the 12 month period prior to the time of termination. The Yee Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

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Director Compensation

Director Compensation Table

The Company ceased paying director’s fees as of June 30, 2014. Effective July 2, 2014, directors who are members of committees or serve as chairman on committees of the Board will be paid for each meeting of a committee that they attend. Each committee chairman earned $1,000 per quarter for each committee meeting attended and each committee member earned $500 per quarter for each committee meeting attended.

The compensation provided to the directors for the Company’s most recently completed financial year ended December 31, 2016 is set out in the table below:

Name(1)	Fees earned ($) (2)	Share-based Awards ($)		Option-based awards ($) (3)		Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
		No. of Shares or Units of Shares	Value based on Grant Date Fair Value	No. of Securities Underlying Options	Value based on Grant Date Fair Value
Bradford J. Cooke	Nil	Nil	Nil	1,350,000	$43,609	Nil	Nil	Nil	$43,609
Leonard Harris	$3,000	Nil	Nil	300,000	$21,805	Nil	Nil	Nil	$24,805
Martin Burian	$4,500	Nil	Nil	300,000	$21,805	Nil	Nil	Nil	$26,305
Deepak Malhotra	$3,500	Nil	Nil	300,000	$21,805	Nil	Nil	Nil	$25,305

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees. Directors’ fees have been accrued.
(3)	The amount represents the fair value, on the date of grant, of awards made under the Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(4)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.

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(5)	Mr. Bradford Cooke resigned as CEO effective January 13, 2014 but remains Chairman and Director. In 2015, Canarc recognized a one time discretionary bonus of $180,000 in connection with Mr. Cooke ceasing to act as CEO effective January 13, 2014 which was paid in March 2016.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2016, for each director for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bradford J. Cooke	1,350,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	1,300,000	$0.06	December 8, 2020	$26,000	N/A	N/A	N/A
	500,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	800,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Leonard Harris	300,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	500,000	$0.06	December 8, 2020	$10,000	N/A	N/A	N/A
	200,000	$0.08	June 26, 2018	Nil	N/A	N/A	N/A
	300,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Martin Burian	300,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	200,000	$0.06	December 8, 2020	$4,000	N/A	N/A	N/A
	300,000	$0.10	July 17, 2019	Nil	N/A	N/A	N/A
Deepak Malhotra	300,000	$0.08	July 7, 2021	Nil	N/A	N/A	N/A
	200,000	$0.06	December 8, 2020	$4,000	N/A	N/A	N/A

Notes:

(1)	The amount represents the fair value, on the date of grant, of awards made under the Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.

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The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2016, for each director for the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford J. Cooke	1,120,000	$13,750	N/A	N/A	Nil
Leonard Harris	445,000	$5,375	N/A	N/A	Nil
Martin Burian	295,000	$2,375	N/A	N/A	Nil
Deepak Malhotra	175,000	$2,375	N/A	N/A	Nil
Bruce Bried (3)	100,000	$Nil	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Aggregate dollar value realized upon vesting of share-based awards.
(3)	Mr. Bruce Bried did not stand for re-election at the Company’s annual general meeting held on June 29, 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Plan which was created by the Company in May, 2006 and initially approved by the shareholders of the Company at the Company’s Annual General Meeting held June 29, 2006 and most recently at the Company’s Annual General Meeting held on June 25, 2013.

The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,888,434 Common Shares, being 8.5% of the Company’s current issued and outstanding share capital 221,308,478 shares as of April 26, 2017.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at April 26, 2017, incentive stock options to purchase up to a total of 15,945,000 common shares are outstanding (7.2% of the Company’s current issued and outstanding share capital of 221,308,478), of which 1,178,863 stock options are not exercisable until approved by shareholders pursuant to Exchange requirements. As at April 26, 2017, there were no additional stock options available for granting under the Plan.

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Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by the Exchange and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of the Compensation Committee made up of the independent members of the Board;
  The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
  The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);
•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);
•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;
•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;
•	Options granted may have a vesting period as required by the Board on a case by case basis;
•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;
•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;
•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;
•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;
•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;
•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;
•	Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the Exchange, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and

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•	The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

The Company intends to amend its Plan to increase the number of options available under the Plan. See “Particulars of Other Matters to be Acted Upon – Approval of Amendments to Plan”.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2016:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	16,445,000	$0.08	2,443,434
Equity compensation plans not approved by Securityholders	Nil	Nil	Nil
Total	16,445,000	$0.08	2,443,434

Audit Committee

The Company’s audit committee is currently comprised of three independent directors, Martin Burian, Leonard Harris and Deepak Malhotra. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors’ qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2016 as filed on SEDAR on March 17, 2017 (see www.sedar.com).

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Statement of Corporate Governance Practices

The Canadian Securities Administrators have adopted National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose, on an annual basis, their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure by the Company is set out below.

The Board of Directors

The Board currently consists of four directors, of which all are three directors (Leonard Harris, Martin Burian and Deepak Malhotra) are currently “independent” in the context of the Policy. Bradford J. Cooke is not considered independent as he is a part-time executive Chairman. Accordingly, a majority of the Board is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Endeavour Silver Corp. Radius Gold Inc.
Martin Burian	Atlas Cloud Enterprises Inc. Elysee Development Corp.
Leonard Harris	Coronet Metals Inc. Cardero Resource Corp. Wealth Minerals Ltd. Standard Tolling Corp. Solitario Exploration & Royalty Corp.
Deepak Malhotra	Blackrock Gold Corp

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The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the Board. Martin Burian, an independent director, was appointed the Lead Director of the Board with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result from potential conflicts.

From January 1, 2016 to December 31, 2016, the Company has held eight (8) Board meetings. The attendance record of the directors at the board meetings held during the financial year ended December 31, 2016 is as follows:

Name of Director	Attendance at Board Meetings
Bradford J. Cooke	8 of 8 meetings
Leonard Harris	8 of 8 meetings
Martin Burian	8 of 8 meetings
Deepak Malhotra	8 of 8 meetings

The Board has not adopted a written code for the directors, officers and employees.

Board Mandate

The Company does not have a written Board Mandate. The Board is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

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In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chief Executive Officer reports to the Board regularly, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 17, 2017 under the Company’s profile.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be established. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors. Proposals are put forth by the Board and management and considered and discussed. If a candidate looks promising, the Board and management will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

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Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy. The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by Compensation Committee to the Board.

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Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations to the Compensation Committee for approval by the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

The Plan is administered by the Compensation Committee. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole. See “Securities Authorized for Issuance under Equity Compensation Plans” for a description of the Plan.

Directors’ and Officers’ Liability Insurance

The Company has an insurance policy for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. In January 2014, the Company renewed its policy which had a CAD$1 million limit of liability, retentions of up to CAD$50,000, and a policy period from January 1, 2014 to January 1, 2015 for a premium of CAD$14,000. In October 2014, the Company increased its coverage to CAD$5 million limit of liability and extended the term to October 17, 2015 for a net premium of $25,048. On October 17, 2015, the Company renewed its annual coverage of CAD$5 million for a net premium of CAD$15,000. On October 17, 2016, the Company increased its directors and officers liability insurance coverage to CAD$10 million for an annual premium of CAD$20,000.

Other Board Committees

Aside from the Audit Committee which has previously been established, the Board has established committees for Compensation and Nomination and Technical, Environmental, Social and Safety in 2011 comprised of the following Board members and their respective mandates:

Committee	Members	Mandate
Nomination	Leonard Harris (Chairman)	The function of the Nomination Committee is to identify individuals qualified to become board members and to select, or to recommend that the Board select the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board, and to oversee management continuity planning processes.
Deepak Malhotra
Compensation	Deepak Malhotra (Chairman) Martin Burian	The Compensation Committee shall advise and make recommendations to the Board in its oversight role with respect to the Company’s strategy, policies and programs on the compensation and development of senior management and directors. See “Compensation Discussion and Analysis” for further details about the Compensation Committee.
Technical, Environmental, Social, Safety	Deepak Malhotra	The Technical, Environmental, Social and Safety Committee shall advise and make recommendations in its oversight role with respect to technical, environmental, social and safety issues affecting the Company and its advanced mineral exploration projects.

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The Board also has a Disclosure Committee comprised of the following management persons and its mandate:

Members	Mandate
Chief Executive Officer or President, and

A Disclosure Policy Committee oversees corporate disclosure practices and ensures implementation and adherence to the Company’s disclosure policy. The Disclosure Policy Committee's responsibilities include:

•                     maintaining an awareness and understanding of governing disclosure rules and guidelines, including any new or pending developments;

•                     developing and implementing procedures to regularly review;

•                     update and correct corporate disclosure information, including information on the Internet website;

•                     bringing this policy to the attention of directors, management and staff;

•                     monitoring compliance with this policy and undertaking reviews of any violations, including assessment and implementation of appropriate consequences and remedial actions;

•                     reviewing this policy and updating as necessary and appropriate to ensure compliance with prevailing rules and guidelines; and

•                     ascertaining whether corporate developments constitute material information and, if so, ensuring compliance with the procedures outlined in this policy.

Vice-President or Manager of Investor Relations

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

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Board Retirement Policy and Renewal

The Company does not have any term limits, retirement policies or similar mechanisms in place for forcing the renewal or replacement of its directors. Each director serves for a one year term and stands for re-election by shareholders at the Company’s annual general meeting each year. The Board does not have a limit on the number of consecutive terms for which a director may sit. The Board believes that Board renewal can happen naturally without imposing arbitrary age or term limits. In addition, the Board believes that effective corporate decision-making is enhanced through the continuity, experience and knowledge that come from permitting longer-term service on a Board.

Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Company is an equal opportunity employer and believes that supporting a diverse workplace is a business essential that helps the Company and its Board attract and retain the brightest and most talented individuals in the industry. The Company believes that this diversity philosophy is well entrenched and accepted by all of its employees, including its Board, executive officers and employees generally. The Company does not believe that a written policy is necessary to further advance the Company’s commitment to a diverse workplace.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Board supports the principle of boardroom diversity. The Nomination Committee considers diversity (including, among other important qualifications, gender, age, geography and nationality) when reviewing qualified candidates for recommendation for election to the Board. The Board’s aim is to have a broad range of approaches, backgrounds, skills and experience represented on the Board and to make appointments on merit and against objective criteria, including diversity. When the Nomination Committee engages in the nomination process, searches for potential nominees are conducted so as to put forward a diverse range of candidates, including women candidates.

Consideration Given to the Representation of Women in Executive Officer Appointments

When identifying candidates for executive officer positions, the Company takes a similar approach, considering, among other factors, professional competencies, industry or other relevant experience, education, leadership style and experience, merit and personal attributes, including gender diversity, to build a strong executive team.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Board has not set specific targets as to the number of women board members, nor has the Board set specific targets as to the number of executive officers who are women. The Company’s selection process is based on merit, having regard to the various skills, abilities, qualifications and competencies needed for the particular position, of which diversity is one of several important factors that are considered.

Number of Women on the Board and in Executive Officer Positions

As of the date of this Information Circular, 0% (0 out of 4) of the Company’s Director nominees are women, and 0% (0 out of 4) of the Company’s executive team are women.

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INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of Canarc or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to Canarc (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of Canarc or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the fiscal year ended December 31, 2016, the Company had transactions with related parties.

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as may be disclosed elsewhere herein, general and administrative costs during 2016, 2015 and 2014 include:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2016	2015	2014	2016	2015

Key management compensation:
Executive salaries and remuneration (1)	$ 460	$ 415	$ 441	$ -	$ (190)
Severance	-	141	136	-	(130)
Directors fees	8	11	18	(1)	(3)
Share-based payments	245	153	205	-	-
	$ 713	$ 720	$ 800	$ (1)	$ (323)

Legal fees (2)	$ -	$ 59	$ 102	$ -	$ (145)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (3)	(41)	(38)	(74)	(4)	(102)

(1)	Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.
(2)	In 2015 and 2014, legal fees which were included in general and administrative, share issuance expenses and corporate development were incurred to a law firm in which a senior officer was a partner. The senior officer resigned from the Company in December 2015.
(3)	The companies include Endeavour and AzMet.

The above transactions were incurred in the normal course of business and are recorded at the exchange amount, being the amount agreed upon by the related parties.

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Canarc shares common office facilities, employee and administrative support, and office sundry amongst companies with certain common director(s), and such allocations to Canarc are on a full cost recovery basis. Any balances due to related parties are payable on demand.

MANAGEMENT CONTRACTS

There are no management functions of Canarc which are to any substantial degree performed by a person other than a director or executive officer of Canarc.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

The Plan currently provides for the issuance of Options exercisable to acquire up to 18,888,434 Common Shares. The Company proposes to amend the Plan to provide for the issuance of Options exercisable to acquire up to 44,261,695 Common Shares in order to maintain an adequate pool of Common Shares under the Plan to enable the Company to attract and retain personnel of the highest calibre.

As of the date hereof, the Company has reserved 18,888,434 Common Shares for issuance pursuant to the Plan, which represents approximately 8.5% of the issued and outstanding Common Shares as of the date hereof. As of April 26, 2017, the Company had issued an aggregate of 4,122,297 common shares pursuant to the exercise of Options under the Plan, and has outstanding Options to purchase 15,945,000 Common Shares under the Plan. On May 1, 2017, the Company amended the Plan (the “Amended Plan”) subject to shareholder and Toronto Stock Exchange (the “Exchange”) approval to increase the number of Options that may be granted under the Plan from 18,888,434 to 44,261,695. Subject to shareholder and regulatory approvals to the Amended Plan an aggregate of 24,194,398 Common Shares are available for future grants under the Amended Plan. No options granted under the Amended Plan will be exercisable until shareholder and Exchange approvals of the amendment to the Plan have been obtained.

The policies of the Exchange require that any increase in the maximum number of Common Shares issuable under the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting.

Shareholder Approval of an Amendment to the Stock Option Plan

Accordingly, the shareholders will be asked at the Meeting to pass an ordinary resolution (the “Amendment of Stock Option Plan Resolution”) in the following terms, which resolution requires approval of greater than 50% of the votes cast by shareholders who, being entitled to do so, vote, in person or by proxy, on the ordinary resolution at the Meeting:

BE IT RESOLVED AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, that:

1.	the amendment to the Plan to increase the maximum number of Common Shares of the Company available for issuance under the Plan from 18,888,434 Common Shares to 44,261,695 Common Shares, be approved and the board of directors (the “Board”) of the Company be authorized, without further approval of the shareholders, to make any further amendments to the Plan as may be required by the Toronto Stock Exchange to effect this resolution;
2.	in connection with the Amended Plan, the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Amended Plan entitling all of the option holders in aggregate to purchase up to an additional 25,373,261 Common Shares, in addition to the 18,888,434 Common Shares issued or issuable under the Plan prior to the amendment;

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3.	the Company be authorized to abandon or terminate all or any part of the amendment of the Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so; and
4.	any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

Director Discretion

The Board has unanimously approved the Amendment of Stock Option Plan Resolution and recommends that shareholders vote in favour of the Amendment of Stock Option Plan Resolution, and the persons named in the enclosed form of proxy intend to vote for the approval of the foregoing resolution at the Meeting unless otherwise directed by the shareholders appointing them.

A complete copy of the Amended Plan will be available at the Meeting. Shareholders may obtain a copy of the amended Plan in advance of the Meeting at the Company’s office at Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8 during regular business hours.

Amendment to Articles

Management of the Company has recommended that the Company replace Part 9 of its existing Articles, which part governs alterations to the Company’s authorized share structure and the type of resolution required to approve such alterations and the type of resolutions required to create, vary or delete the special rights and restrictions, a name change and other alterations. The new Part 9 also includes a new section 9.3 which sets out that no right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders. The proposed amended form of Part 9 of the Company’s Articles is attached to this Information Circular as Schedule “A”.

The changes to Section 9.1 will permit certain alterations to the authorized share structure of the Company by resolution of the directors. The current Articles provide that such alterations must be approved by the shareholders by special resolution. This change to the approval process will help streamline the administration of the Company’s affairs and reduce the overhead and administrative costs related to implementing alterations to the authorized share structure. If the change to the Articles is approved, the following changes to the authorized share structure will be permitted by a resolution of the directors of the Company or by ordinary resolution of the Company’s shareholders, as determined by the Board in its sole discretion:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or

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(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(5)	change all or any of the unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(6)	alter the identifying name of any of its shares; or
(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

The Company may, by resolution of the board of directors, authorize and cause the Company to alter its Notice of Articles and Articles, as applicable, to reflect any change in the authorized share structure of the Company pursuant to Part 9.1 or otherwise.

The changes to Section 9.2 will permit the Company to authorize an alteration to the special rights and restrictions by ordinary resolution. The current Articles provide that such alteration must be approved by the shareholders by special resolution.

The change to Section 9.4 will permit the Company to authorize an alteration of its Notice of Articles in order to change its name by a resolution of the Board or by ordinary resolution of the Company’s shareholders, as determined by the Board in its sole discretion. The current Articles provide that such alteration must be approved by the shareholders by special resolution. This change to the approval process will help streamline the administration of the Company’s affairs and reduce the overhead and administrative costs related to implementing a change to the Company’s name.

The change to Section 9.5 will permit changes to the Articles by a resolution of the directors or by ordinary resolution where another type of resolution is not specified by the Business Corporations Act (British Columbia) (the “BCBCA”) or the Articles. The current Articles require approval of the shareholders by special resolution where another type of resolution is not specified by the BCBCA.

At the Meeting, shareholders will be asked to approve a special resolution to delete the existing Part 9 of the Articles of the Company in their entirety and replace them with the new Part 9 set out in Schedule “A” to this Information Circular. Shareholders will be asked to pass the following special resolution:

“BE IT RESOLVED, as A special resolution, WITH OR WITHOUT AMENDMENT, THAT:

1.	The existing Articles of the Company be amended by deleting Part 9 of the Articles in their entirety and replacing them with the new Part 9 as set out Schedule “A” to the Company’s Information Circular dated April 26, 2017;
2.	any one director or officer of the Company be authorized to do all things and execute all instruments necessary or desirable to give effect to this special resolution; and
3.	notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the amendment to the Articles of the Company without further approval of the shareholders of the Company.”

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In order to pass the above special resolution, a majority of not less than two-thirds (⅔) of the votes cast by shareholders who vote at the Meeting is required. As set out in the text of the special resolution, notwithstanding its approval, the Board may determine not to proceed with the amendments to of the Articles at any time prior to its effective date.

A complete copy of the amended Articles will be available at the Meeting. Shareholders may obtain a copy of the amended Articles in advance of the Meeting at the Company’s office at Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8 during regular business hours.

The Board considers the approval of the amendments to the Articles to be in the best interests of the Company and recommend that shareholders vote FOR the foregoing resolution.

OTHER MATTERS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Additional information relating to the Canarc is available on SEDAR at www.sedar.com. A securityholder may contact Canarc at 301 – 700 West Pender Street, Vancouver, BC V6C 1G3, telephone: 604.685.9700 or fax: 604.685.9744 to request copies of Canarc’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in Canarc’s comparative financial statements and MD&A for its most recently completed financial year ended December 31, 2016.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of Canarc and to the appropriate governmental agencies, have been approved in substance by the directors of Canarc pursuant to resolutions passed as of May 1, 2017.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

                                                                             DATED as of the 1st day of May, 2017.

                                                                             BY ORDER OF THE BOARD
                                                                             Canarc Resource Corp.

                                                                             “Catalin Chiloflischi”

                                                                             Catalin Chiloflischi, Chief Executive Officer

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SCHEDULE “A”

PART 9, ALTERATIONS

9.1 Alteration of Authorized Share Structure

Subject to Part 9.2 and the Business Corporations Act, the Company may by resolution of the board of directors or by ordinary resolution, as determined by the board in its sole discretion:

(1)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;
(2)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;
(3)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
(4)	if the Company is authorized to issue shares of a class of shares with par value:
(a)	decrease the par value of those shares; or
(b)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
(5)	change all or any of the unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
(6)	alter the identifying name of any of its shares; or
(7)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

The Company may, by resolution of the board of directors, authorize and cause the Company to alter its Notice of Articles and Articles, as applicable, to reflect any change in the authorized share structure of the Company pursuant to Part 9.1 or otherwise.

9.2 Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by ordinary or special resolution:

(1)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
(2)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued,

and alter its Notice of Articles and Articles accordingly.

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9.3	No Alteration Without Class or Series Consent

Notwithstanding anything else contained in this Part 9, no right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

9.4	Change of Name

The Company may by resolution of the board of directors or by ordinary resolution, as determined by the board in its sole discretion, authorize an alteration of its Notice of Articles in order to change its name and may, by resolution of the board of directors, adopt or change any translation of that name.

9.5               Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by resolution of the directors or by ordinary resolution authorize any act of the Company, including without limitation, an alteration of these Articles.